Exhibit 99.1

Brookfield Asset Management Inc.

News Release

BROOKFIELD SELLS LONGVIEW TIMBER AND LONGVIEW FIBRE PAPER AND PACKAGING FOR $3.675 BILLION

Toronto, Ontario, June 16, 2013 – Brookfield Asset Management Inc. (“Brookfield”) (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA), today announced that it has agreed to sell both Longview Timber and Longview Fibre Paper and Packaging in two separate transactions for aggregate proceeds of $3.675 billion.

Brookfield has agreed to sell 100% of Longview Timber to Weyerhaeuser Co. for $2.65 billion including the assumption of debt. Longview Timber consists of approximately 645,000 acres of high quality timberlands in the U.S. Pacific Northwest and is held through a Brookfield managed global timber fund in which Brookfield is an investor alongside Brookfield Infrastructure Partners and private institutional investors.  After repayment of debt and distribution of proceeds to private fund investors, net cash proceeds to Brookfield will be approximately $600 million, on account of its investment.  In addition, Brookfield Infrastructure will receive net proceeds of approximately $470 million.

“Although we are selling our Longview timber assets, we believe that timberland investments provide significant benefits to institutional investment portfolios and have a strong long-term potential for growth. Going forward, we will continue to pursue new timberland investment opportunities through our private fund initiatives with institutional investment partners,” said Reid Carter, Managing Partner of Brookfield Timberlands.

Brookfield also agreed this week to sell Longview Fibre Paper and Packaging to KapStone Paper and Packaging for $1.025 billion.  Longview Fibre Paper and Packaging operates a large integrated paper mill at Longview Washington and seven container plants in the U.S. Pacific Northwest, producing Kraft paper, container board and corrugated boxes, and is held through a Brookfield managed private equity fund.  After repayment of debt and distribution of proceeds to the other investors in the fund, net cash proceeds to Brookfield will be approximately $250 million.

“We acquired these timberlands and manufacturing assets as one business in 2007 and restructured the business, separating the manufacturing business from the timberlands and engaging in an operational turnaround of the manufacturing business by our private equity fund.  While the timing of the sale transactions is coincidental, for investors in our funds these transactions represent monetization at excellent returns and puts each of these assets into the hands of strategic buyers who will be able to take them to the next level,” said Cyrus Madon, Senior Managing Partner in Brookfield’s Private Equity Group.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

For more information, please visit our web site at www.brookfield.com or contact:
Andrew Willis SVP, Communications and Media Tel: (416) 369 - 8236 Fax: (416) 363 - 2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

Forward-Looking Statements

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will,” “expect,” “believe,” or derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements in regards to the sale of Longview Timber and Longview Fibre Paper and Packaging. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.